Exhibit 99.1

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093,

Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

Cairn Oil & Gas secures Production Sharing Contract extension for Ravva field in Andhra Pradesh, India

New Delhi, 6 November 2019: The Government of India, acting through the Directorate General of Hydrocarbons, Ministry of Petroleum and Natural Gas, has granted its approval for a 10-year extension of the Production Sharing Contract (PSC) to Cairn Oil & Gas, Vedanta Ltd., for the Ravva block in Andhra Pradesh. With this extension, the PSC is now valid effective 28 October 2019, for the next 10 years.

Ravva, the oldest producing asset in India for Cairn, becomes the first large field to get PSC Extension under the “Policy for the Grant of Extension to the Production Sharing Contracts signed by Government awarding small, medium sized, and discovered fields to private Joint Ventures”.

The extension will enable the Joint Venture partners to recover ~13 million barrels of oil equivalent (boe) of oil. In addition, the JV partners will invest ~INR 550 crore (USD 78 million) to drill seven Revised Field Development Plan (RFDP) wells targeting additional reserves of ~11.7 million boe. These campaigns put the JV on course for yet another milestone in hydrocarbon recovery from this world-class offshore asset.

Speaking on the development, Anil Agarwal, Chairman, Vedanta Resources Ltd., said, “The Ravva PSC extension is one more example of the trust the government has reposed in us. We look forward to working with all our partners towards achieving our vision of contributing 50 percent of the country’s domestic production and supporting the government in its energy security goals.”

The company has been a pioneer in speedy adoption of cutting-edge technologies, and this was demonstrated best at Ravva where Cairn took production up from 3,000 to 50,000 barrels of oil equivalent a day and sustained this production for nine years.

“Fast-tracking decision making will help quicker and timely recovery of these additional reserves. Ravva is a fine example of augmenting production in an ageing oil field with the help of the most advanced technological interventions in the industry globally. We have also always advocated a sustainable and safe work environment and Ravva has been a testament to our efforts with a slew of awards to its credit. Our endeavour is to make Ravva a global case study for enhanced recovery in an ageing oil field”, Ajay Kumar Dixit, CEO, Cairn Oil & Gas, Vedanta Ltd., said.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 1 of 3

For further information, please contact:

Communications
Roma Balwani Director – Communications & Brand Arun Arora Head – Media Relations	Tel: +91 22 6646 1000 gc@vedanta.co.in Tel: +91 124 459 3000 gc@vedanta.co.in

Investor Relations James Cartwright Head – Investor Relations	Tel: +44 207 499 4732 vedantaltd.ir@vedanta.co.in

About Vedanta Limited

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading diversified natural resource companies with business operations in India, South Africa, Namibia and Australia. Vedanta is a leading producer of Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Aluminum, Steel and Commercial Power.

Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus Platinum label’, ranking among the top 10 most sustainable companies in India.

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai – 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 2 of 3

Important notice

Certain information contained in this announcement, including any information as to the Group’s strategy, plans or future financial or operating performance constitutes “forward-looking statements”. These forward-looking statements can be identified by the use of terminology such as, “aims”, “anticipates”, “assumes”, “believes”, “budgets”, “could”, “contemplates”, “continues”, “estimates”, “expects”, “intends”, “may”, “plans”, “predicts”, “projects”, “schedules”, “seeks”, “shall”, “should”, “targets”, “would”, “will” or, in each case, their negative or other variations or comparable terminology. Forward-looking statements appear in a number of places throughout this announcement and include, but are not limited to, express or implied statements relating to the Group’s business strategy and outlook; the Group’s future results of operations; the Group’s future financial and market positions; expectations as to future growth; general economic trends and other trends in the industry in which the Group operates; the impact of regulations on the Group and its operations; and the competitive environment in which it operates.

By their nature, forward-looking statements are based upon a number of estimates and assumptions that, whilst considered reasonable by the Directors and the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those indicated, expressed or implied in such forward-looking statements. Forward-looking statements are not guarantees of future performance. Any forward-looking statements in this announcement reflect the Directors’ and the Company’s current view with respect to future events and are subject to certain risks relating to future events and other risks, uncertainties and assumptions. The forward-looking statements contained in this announcement speak only as at the date of this announcement. The Directors and the Company disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in their expectations or any change in events, conditions or circumstances on which such statements are based unless required to do so by applicable law. You are cautioned against placing undue reliance on any forward-looking statement in this announcement.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 3 of 3